UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended **December 31, 2018**

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____ to _____

Commission file number **001-37506**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Millington Bank Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSB Financial Corp.
1902 Long Hill Road
Millington, New Jersey 07946-0417

REQUIRED INFORMATION

The Millington Bank Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 of the Form 11-K and in lieu of the requirements of Items 1-3, the Plan's Annual Report on Form 5500 for 2018 is being filed herewith as Exhibit 1. Certain personally-identifiable information has been redacted from the Form 5500.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MILLINGTON BANK SAVINGS PLAN

Date: June 13, 2019   By: _____

Michael A. Shriner
Plan Administrator

EXHIBIT 1

2018 Form 5500

REDACTED

Form 5500 Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Annual Return/Report of Employee Benefit Plan** This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6057(b) and 6058(a) of the Internal Revenue Code (the Code). ▶ **Complete all entries in accordance with the instructions to the Form 5500.**	OMB Nos. 1210-0110 1210-0089 **2018** **This Form is Open to Public Inspection**

Part I Annual Report Identification Information

For calendar plan year 2018 or fiscal plan year beginning 01/01/2018 and ending 12/31/2018

A This return/report is for:
- ☐ a multiemployer plan
- ☐ a multiple-employer plan (Filers checking this box must attach a list of participating employer information in accordance with the form instructions.)
- ☒ a single-employer plan
- ☐ a DFE (specify) ____

B This return/report is:
- ☐ the first return/report
- ☐ the final return/report
- ☐ an amended return/report
- ☐ a short plan year return/report (less than 12 months)

C If the plan is a collectively-bargained plan, check here. . . . . ▶ ☐

D Check box if filing under:
- ☐ Form 5558
- ☐ automatic extension
- ☐ the DFVC program
- ☐ special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan Millington Bank Savings Plan	**1b** Three-digit plan number (PN) ▶ [redacted]
	1c Effective date of plan 01/01/1997
2a Plan sponsor's name (employer, if for a single-employer plan) Mailing address (include room, apt., suite no. and street, or P.O. Box) City or town, state or province, country, and ZIP or foreign postal code (if foreign, see instructions) Millington Bank 1902 Long Hill Road Millington NJ 07946	**2b** Employer Identification Number (EIN) 22-1118190
	2c Plan Sponsor's telephone number (908)458-4044
	2d Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	/S/ Michael A. Shriner **Signature of plan administrator**	6/12/19 Date	Michael Shriner Enter name of individual signing as plan administrator
SIGN HERE	/s/ Michael A. Shriner **Signature of employer/plan sponsor**	6/12/19 Date	Michael Shriner Enter name of individual signing as employer or plan sponsor
SIGN HERE	**Signature of DFE**	Date	Enter name of individual signing as DFE

For Paperwork Reduction Act Notice, see the Instructions for Form 5500. Form 5500 (2018)
v. 171027

3a	Plan administrator's name and address ☒ Same as Plan Sponsor	**3b** Administrator's EIN
		3c Administrator's telephone number

4	If the name and/or EIN of the plan sponsor or the plan name has changed since the last return/report filed for this plan, enter the plan sponsor's name, EIN, the plan name and the plan number from the last return/report:	**4b** EIN
a	Sponsor's name	**4d** PN
c	Plan Name	

5	Total number of participants at the beginning of the plan year	5	83

6	Number of participants as of the end of the plan year unless otherwise stated (welfare plans complete only lines **6a(1)**, **6a(2)**, **6b**, **6c**, and **6d**).		
a(1)	Total number of active participants at the beginning of the plan year	**6a(1)**	68
a(2)	Total number of active participants at the end of the plan year	**6a(2)**	58
b	Retired or separated participants receiving benefits	**6b**	8
c	Other retired or separated participants entitled to future benefits	**6c**	11
d	Subtotal. Add lines **6a(2)**, **6b**, and **6c**	**6d**	77
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits.	**6e**	1
f	Total. Add lines **6d** and **6e**	**6f**	78
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**6g**	68
h	Number of participants who terminated employment during the plan year with accrued benefits that were less than 100% vested	**6h**	5

7	Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	7	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristics Codes in the instructions:

        2E   2F   2G   2J   2K   3D

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristics Codes in the instructions:

9a Plan funding arrangement (check all that apply)		**9b** Plan benefit arrangement (check all that apply)	
(1) ☒ Insurance		**(1)** ☒ Insurance	
(2) ☐ Code section 412(e)(3) insurance contracts		**(2)** ☐ Code section 412(e)(3) insurance contracts	
(3) ☒ Trust		**(3)** ☒ Trust	
(4) ☐ General assets of the sponsor		**(4)** ☐ General assets of the sponsor	

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules

   (1) ☒ **R** (Retirement Plan Information)

   (2) ☐ **MB** (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary

   (3) ☐ **SB** (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary

b General Schedules

   (1) ☐ **H** (Financial Information)

   (2) ☒ **I** (Financial Information – Small Plan)

   (3) ☒   1   **A** (Insurance Information)

   (4) ☒ **C** (Service Provider Information)

   (5) ☒ **D** (DFE/Participating Plan Information)

   (6) ☐ **G** (Financial Transaction Schedules)

Part III	Form M-1 Compliance Information (to be completed by welfare benefit plans)

11a If the plan provides welfare benefits, was the plan subject to the Form M-1 filing requirements during the plan year? (See instructions and 29 CFR 2520.101-2.) .... ☐ Yes ☐ No

    If "Yes" is checked, complete lines 11b and 11c.

11b Is the plan currently in compliance with the Form M-1 filing requirements? (See instructions and 29 CFR 2520.101-2.) .... ☐ Yes ☐ No

11c Enter the Receipt Confirmation Code for the 2018 Form M-1 annual report. If the plan was not required to file the 2018 Form M-1 annual report, enter the Receipt Confirmation Code for the most recent Form M-1 that was required to be filed under the Form M-1 filing requirements. (Failure to enter a valid Receipt Confirmation Code will subject the Form 5500 filing to rejection as incomplete.)

    Receipt Confirmation Code_____

SCHEDULE A
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide the information pursuant to ERISA section 103(a)(2).

OMB No. 1210-0110

2018

This Form is Open to Public Inspection

For calendar plan year 2018 or fiscal plan year beginning	01/01/2018	and ending	12/31/2018

A Name of plan
Millington Bank Savings Plan

B Three-digit plan number (PN) ▶ ■

C Plan sponsor's name as shown on line 2a of Form 5500
Millington Bank

D Employer Identification Number (EIN)
22-1118190

Part I	**Information Concerning Insurance Contract Coverage, Fees, and Commissions** Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage Information:

(a) Name of insurance carrier

AMERICAN UNITED LIFE INSURANCE COMPANY

(b) EIN	**(c)** NAIC code	**(d)** Contract or identification number	**(e)** Approximate number of persons covered at end of policy or contract year	Policy or contract year	
				(f) From	**(g)** To
35-0145825	60895	G34192	67	01/01/2018	12/31/2018

2 Insurance fee and commission information. Enter the total fees and total commissions paid. List in line 3 the agents, brokers, and other persons in descending order of the amount paid.

(a) Total amount of commissions paid	**(b)** Total amount of fees paid
9,072	0

3 Persons receiving commissions and fees. (Complete as many entries as needed to report all persons).

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

WELLS FARGO ADVSRS INS AGY
1 N JEFFERSON AVE
MAC HO006-09Y TPOT
SAINT LOUIS   MO 63103

(b) Amount of sales and base commissions paid	Fees and other commissions paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	
9,072	0		3

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.

Schedule A (Form 5500) 2018
v. 171027

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	

Part II	Investment and Annuity Contract Information		
	Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.		

4	Current value of plan's interest under this contract in the general account at year end...	**4**	2,236,953
5	Current value of plan's interest under this contract in separate accounts at year end	**5**	1,051,368

6 Contracts With Allocated Funds:

a State the basis of premium rates ▶

b	Premiums paid to carrier..	**6b**	
c	Premiums due but unpaid at the end of the year..	**6c**	
d	If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount.	**6d**	

Specify nature of costs   ▶

e Type of contract: (1) ☐ individual policies   (2) ☐ group deferred annuity

    (3) ☐ other (specify)   ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan, check here   ▶ ☐

7 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract: (1) ☐ deposit administration   (2) ☐ immediate participation guarantee

      (3) ☐ guaranteed investment   (4) ☒ other ▶ GROUP ANNUITY CONTRACT

b	Balance at the end of the previous year...	**7b**	2,305,796
c	Additions: (1) Contributions deposited during the year................................ **7c(1)**	190,364	
	(2) Dividends and credits .... **7c(2)**	0	
	(3) Interest credited during the year .... **7c(3)**	76,111	
	(4) Transferred from separate account...................................... **7c(4)**	15,445	
	(5) Other (specify below) .... **7c(5)**	27,114	
	▶ LOAN REPAYMENT		
	(6)Total additions...	**7c(6)**	309,034
d	Total of balance and additions (add lines **7b** and **7c(6)**).	**7d**	2,614,830
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year **7e(1)**	323,429	
	(2) Administration charge made by carrier .... **7e(2)**	5,328	
	(3) Transferred to separate account... **7e(3)**	40,120	
	(4) Other (specify below) .... **7e(4)**	9,000	
	▶ LOANS ISSUED		
	(5) Total deductions...	**7e(5)**	377,877
f	Balance at the end of the current year (subtract line **7e(5)** from line **7d**)	**7f**	2,236,953

Part III	Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organizations(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where contracts cover individual employees, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

8 Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision)	**b** ☐ Dental	**c** ☐ Vision	**d** ☐ Life insurance
e ☐ Temporary disability (accident and sickness)	**f** ☐ Long-term disability	**g** ☐ Supplemental unemployment	**h** ☐ Prescription drug
i ☐ Stop loss (large deductible)	**j** ☐ HMO contract	**k** ☐ PPO contract	**l** ☐ Indemnity contract

m ☐ Other (specify) ▶

9 Experience-rated contracts:

a Premiums: (1) Amount received	**9a(1)**		
(2) Increase (decrease) in amount due but unpaid	**9a(2)**		
(3) Increase (decrease) in unearned premium reserve	**9a(3)**		
(4) Earned ((1) + (2) - (3))		**9a(4)**	
b Benefit charges (1) Claims paid	**9b(1)**		
(2) Increase (decrease) in claim reserves	**9b(2)**		
(3) Incurred claims (add (1) and (2))		**9b(3)**	
(4) Claims charged		**9b(4)**	
c Remainder of premium: (1) Retention charges (on an accrual basis) –			
(A) Commissions	**9c(1)(A)**		
(B) Administrative service or other fees	**9c(1)(B)**		
(C) Other specific acquisition costs	**9c(1)(C)**		
(D) Other expenses	**9c(1)(D)**		
(E) Taxes	**9c(1)(E)**		
(F) Charges for risks or other contingencies	**9c(1)(F)**		
(G) Other retention charges	**9c(1)(G)**		
(H) Total retention		**9c(1)(H)**	
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)		**9c(2)**	
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement		**9d(1)**	
(2) Claim reserves		**9d(2)**	
(3) Other reserves		**9d(3)**	
e Dividends or retroactive rate refunds due. (Do not include amount entered in line **9c(2)**.)		**9e**	

10 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier	**10a**	
b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, line 2 above, report amount	**10b**	

Specify nature of costs.

Part IV	Provision of Information

11 Did the insurance company fail to provide any information necessary to complete Schedule A? ☐ Yes ☒ No

12 If the answer to line 11 is "Yes," specify the information not provided. ▶

SCHEDULE C
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Service Provider Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2018

This Form is Open to Public Inspection.

For calendar plan year 2018 or fiscal plan year beginning   01/01/2018   and ending   12/31/2018

A Name of plan
Millington Bank Savings Plan

B Three-digit plan number (PN)   ▶   ▮

C Plan sponsor's name as shown on line 2a of Form 5500
Millington Bank

D Employer Identification Number (EIN)
22-1118190

Part I — Service Provider Information (see instructions)

You must complete this Part, in accordance with the instructions, to report the information required for **each person** who received, directly or indirectly, $5,000 or more in total compensation (i.e., money or anything else of monetary value) in connection with services rendered to the plan or the person's position with the plan during the plan year. If a person received **only** eligible indirect compensation for which the plan received the required disclosures, you are required to answer line 1 but are not required to include that person when completing the remainder of this Part.

1 Information on Persons Receiving Only Eligible Indirect Compensation

a Check "Yes" or "No" to indicate whether you are excluding a person from the remainder of this Part because they received only eligible indirect compensation for which the plan received the required disclosures (see instructions for definitions and conditions)................   ☒ Yes ☐ No

b If you answered line 1a "Yes," enter the name and EIN or address of each person providing the required disclosures for the service providers who received only eligible indirect compensation. Complete as many entries as needed (see instructions).

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

AMERICAN UNITED LIFE INSURANCE CO
35-0145825

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

---

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.

Schedule C (Form 5500) 2018
v.180523

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

2. Information on Other Service Providers Receiving Direct or Indirect Compensation. Except for those persons for whom you answered "Yes" to line 1a above, complete as many entries as needed to list each person receiving, directly or indirectly, $5,000 or more in total compensation (i.e., money or anything else of value) in connection with services rendered to the plan or their position with the plan during the plan year. (See instructions).

(a) Enter name and EIN or address (see instructions)

AMERICAN UNITED LIFE INSURANCE CO
35-0145825

(b) Service Code(s)	(c) Relationship to employer, employee organization, or person known to be a party-in-interest	(d) Enter direct compensation paid by the plan. If none, enter -0-.	(e) Did service provider receive indirect compensation? (sources other than plan or plan sponsor)	(f) Did indirect compensation include eligible indirect compensation, for which the plan received the required disclosures?	(g) Enter total indirect compensation received by service provider excluding eligible indirect compensation for which you answered "Yes" to element (f). If none, enter -0-.	(h) Did the service provider give you a formula instead of an amount or estimated amount?
15 37 38	NONE 64 52 59	60 63 16,495	Yes [X] No [ ]	Yes [ ] No [X]	6,930	Yes [X] No [ ]

(a) Enter name and EIN or address (see instructions)

(b) Service Code(s)	(c) Relationship to employer, employee organization, or person known to be a party-in-interest	(d) Enter direct compensation paid by the plan. If none, enter -0-.	(e) Did service provider receive indirect compensation? (sources other than plan or plan sponsor)	(f) Did indirect compensation include eligible indirect compensation, for which the plan received the required disclosures?	(g) Enter total indirect compensation received by service provider excluding eligible indirect compensation for which you answered "Yes" to element (f). If none, enter -0-.	(h) Did the service provider give you a formula instead of an amount or estimated amount?
			Yes [ ] No [ ]	Yes [ ] No [ ]		Yes [ ] No [ ]

(a) Enter name and EIN or address (see instructions)

(b) Service Code(s)	(c) Relationship to employer, employee organization, or person known to be a party-in-interest	(d) Enter direct compensation paid by the plan. If none, enter -0-.	(e) Did service provider receive indirect compensation? (sources other than plan or plan sponsor)	(f) Did indirect compensation include eligible indirect compensation, for which the plan received the required disclosures?	(g) Enter total indirect compensation received by service provider excluding eligible indirect compensation for which you answered "Yes" to element (f). If none, enter -0-.	(h) Did the service provider give you a formula instead of an amount or estimated amount?
			Yes [ ] No [ ]	Yes [ ] No [ ]		Yes [ ] No [ ]

Part I	Service Provider Information (continued)

3. If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	66 67	6,930

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
AMERICAN UNITED LIFE INSURANCE CO 35-0145825	ASSET CHARGE

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
ALLIANZ 13-3538489	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
AMERICAN CENTURY 20-2036524	REVENUE SHARING FORMULA - SEE ATTACHED

Part I	Service Provider Information (continued)

3. If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
AMERICAN FUNDS 95-1411037	REVENUE SHARING FORMULA – SEE ATTACHED

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
DEUTSCHE 13-3241232	REVENUE SHARING FORMULA – SEE ATTACHED

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
FIDELITY 04-2270522	REVENUE SHARING FORMULA – SEE ATTACHED

Part I	Service Provider Information (continued)

3. If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
FRANKLIN/TEMPLETON 94-3382187	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
GOLDMAN SACHS 13-4166989	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
INVESCO 74-1881364	REVENUE SHARING FORMULA - SEE ATTACHED

Part I	Service Provider Information (continued)

3. If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
LORD ABBETT 13-5620131	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
NEUBERGER BERMAN 13-5521910	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
OPPENHEIMER 13-2527171	REVENUE SHARING FORMULA - SEE ATTACHED

Part I	Service Provider Information (continued)

3. If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
PARNASSUS 94-2943858	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
PIMCO 06-1349805	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
PIONEER 13-1961193	REVENUE SHARING FORMULA - SEE ATTACHED

Part I	Service Provider Information (continued)

3. If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
PRUDENTIAL 22-3468527	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
RUSSELL 91-1175092	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
STATE STREET GLOBAL 04-1867445	REVENUE SHARING FORMULA - SEE ATTACHED

Part I	Service Provider Information (continued)

3. If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
T. ROWE PRICE 52-1184650	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	52 59 60 63	0

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
TIAA-CREF 13-3760073	REVENUE SHARING FORMULA - SEE ATTACHED

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.

Part I	**Service Provider Information (continued)**

3. If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.	

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.	

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.	

Part II	Service Providers Who Fail or Refuse to Provide Information

4   Provide, to the extent possible, the following information for each service provider who failed or refused to provide the information necessary to complete this Schedule.

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

Part III	Termination Information on Accountants and Enrolled Actuaries (see instructions)

(complete as many entries as needed)

a Name:	b EIN:
c Position:	
d Address:	e Telephone:

Explanation:

a Name:	b EIN:
c Position:	
d Address:	e Telephone:

Explanation:

a Name:	b EIN:
c Position:	
d Address:	e Telephone:

Explanation:

a Name:	b EIN:
c Position:	
d Address:	e Telephone:

Explanation:

a Name:	b EIN:
c Position:	
d Address:	e Telephone:

Explanation:

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2018

This Form is Open to Public Inspection.

For calendar plan year 2018 or fiscal plan year beginning 01/01/2018 and ending 12/31/2018

A Name of plan	**B** Three-digit plan number (PN) ▶
Millington Bank Savings Plan	██

C Plan or DFE sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number (EIN)
Millington Bank	22-1118190

Part I	Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs) (Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: SEPARATE ACCOUNT II

b Name of sponsor of entity listed in (a): AMERICAN UNITED LIFE INSURANCE CO

c EIN-PN 35-0145825 000	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	1,051,368

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.

Schedule D (Form 5500) 2018
v.171027

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

Part II	Information on Participating Plans (to be completed by DFEs)
	(Complete as many entries as needed to report all participating plans)

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

SCHEDULE I (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	Financial Information—Small Plan This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	OMB No. 1210-0110 **2018** This Form is Open to Public Inspection

For calendar plan year 2018 or fiscal plan year beginning **01/01/2018** and ending **12/31/2018**

A Name of plan Millington Bank Savings Plan	**B** Three-digit plan number (PN) ▶ ▬
C Plan sponsor's name as shown on line 2a of Form 5500 Millington Bank	**D** Employer Identification Number (EIN) 22-1118190

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	**Plan Assets and Liabilities:**		**(a) Beginning of Year**	**(b) End of Year**
a	Total plan assets	1a	4,418,270	4,102,436
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	4,418,270	4,102,436

2	**Income, Expenses, and Transfers for this Plan Year:**		**(a) Amount**	**(b) Total**
a	Contributions received or receivable:			
	(1) Employers	2a(1)	86,130	
	(2) Participants	2a(2)	288,543	
	(3) Others (including rollovers)	2a(3)	33,109	
b	Noncash contributions	2b		
c	Other income	2c	26,495	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		434,277
e	Benefits paid (including direct rollovers)	2e	740,028	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Administrative service providers (salaries, fees, and commissions)	2h	10,083	
i	Other expenses	2i		
j	Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		750,111
k	Net income (loss) (subtract line 2j from line 2d)	2k		−315,834
l	Transfers to (from) the plan (see instructions)	2l		

3 Specific Assets: If the plan held assets at any time during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	
c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		790,812
e	Participant loans	3e	X		24,658
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.

Schedule I (Form 5500) 2018
v. 171027

Part II Compliance Questions

4 During the plan year:		Yes	No	Amount
a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a	X		9,897
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e Was the plan covered by a fidelity bond?	4e	X		1,000,000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l Has the plan failed to provide any benefit when due under the plan?	4l		X	
m If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3.	4n			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? ☐ Yes ☒ No
If "Yes," enter the amount of any plan assets that reverted to the employer this year ______________.

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

5c If the plan is a defined benefit plan, is it covered under the PBGC insurance program (See ERISA section 4021.)? ☐ Yes ☐ No ☐ Not determined.
If "Yes" is checked, enter the My PAA confirmation number from the PBGC premium filing for this plan year______________. (See instructions.)

OMB No. 1210-0110

SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

2018

This Form is Open to Public Inspection.

For calendar plan year 2018 or fiscal plan year beginning **01/01/2018** and ending **12/31/2018**

A Name of plan Millington Bank Savings Plan	**B** Three-digit plan number (PN) ▶	▬

C Plan sponsor's name as shown on line 2a of Form 5500 Millington Bank	**D** Employer Identification Number (EIN) 22-1118190

Part I | Distributions

All references to distributions relate only to payments of benefits during the plan year.

1	Total value of distributions paid in property other than in cash or the forms of property specified in the instructions	1	0

2   Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s):   **35-0145825**   _____

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3	Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year	3	

Part II | Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part.)

4   Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? ....   ☐ Yes   ☐ No   ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5   If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver.   Date: Month _____   Day _____   Year _____

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6	a	Enter the minimum required contribution for this plan year (include any prior year accumulated funding deficiency not waived)	6a	
	b	Enter the amount contributed by the employer to the plan for this plan year	6b	
	c	Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount)	6c	

If you completed line 6c, skip lines 8 and 9.

7   Will the minimum funding amount reported on line 6c be met by the funding deadline? ....   ☐ Yes   ☐ No   ☐ N/A

8   If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure or other authority providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ....   ☐ Yes   ☐ No   ☐ N/A

Part III | Amendments

9   If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box. If no, check the "No" box ....   ☐ Increase   ☐ Decrease   ☐ Both   ☐ No

Part IV | ESOPs (see instructions). If this is not a plan described under section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10	Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan?	☐ Yes	☐ No
11	a	Does the ESOP hold any preferred stock?	☐ Yes	☐ No
	b	If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.)	☐ Yes	☐ No
12	Does the ESOP hold any stock that is not readily tradable on an established securities market?	☐ Yes	☐ No

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.

Schedule R (Form 5500) 2018
v. 171027

Part V	Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)*   Month _____   Day _____   Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
   (1)   Contribution rate (in dollars and cents) _____
   (2)   Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)*   Month _____   Day _____   Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
   (1)   Contribution rate (in dollars and cents) _____
   (2)   Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): _____

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)*   Month _____   Day _____   Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
   (1)   Contribution rate (in dollars and cents) _____
   (2)   Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): _____

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)*   Month _____   Day _____   Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
   (1)   Contribution rate (in dollars and cents) _____
   (2)   Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): _____

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)*   Month _____   Day _____   Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
   (1)   Contribution rate (in dollars and cents) _____
   (2)   Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): _____

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)*   Month _____   Day _____   Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
   (1)   Contribution rate (in dollars and cents) _____
   (2)   Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): _____

14	Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:		
	a The current year...	**14a**	
	b The plan year immediately preceding the current plan year..	**14b**	
	c The second preceding plan year	**14c**	
15	Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:		
	a The corresponding number for the plan year immediately preceding the current plan year................................	**15a**	
	b The corresponding number for the second preceding plan year	**15b**	
16	Information with respect to any employers who withdrew from the plan during the preceding plan year:		
	a Enter the number of employers who withdrew during the preceding plan year	**16a**	
	b If line 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers...	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. .... ☐

Part VI	**Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans**

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment .... ☐

19 If the total number of participants is 1,000 or more, complete lines (a) through (c)

a Enter the percentage of plan assets held as:
   Stock: _____% Investment-Grade Debt: _____% High-Yield Debt: _____% Real Estate: _____% Other: _____%

b Provide the average duration of the combined investment-grade and high-yield debt:
   ☐ 0-3 years ☐ 3-6 years ☐ 6-9 years ☐ 9-12 years ☐ 12-15 years ☐ 15-18 years ☐ 18-21 years ☐ 21 years or more

c What duration measure was used to calculate line 19(b)?
   ☐ Effective duration ☐ Macaulay duration ☐ Modified duration ☐ Other (specify):

1460-1

Form **8955-SSA**

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

This form is required to be filed under section 6057 of the Internal Revenue Code.
▶ Go to *www.irs.gov/Form8955SSA* for instructions and the latest information.

OMB No. 1545-2187

2018

This Form is NOT Open to Public Inspection

PART I	Annual Statement Identification Information

For the plan year beginning 01/01/2018 , and ending 12/31/2018

A ☐ ◄ Check here if plan is a government, church, or other plan that elects to voluntarily file Form 8955-SSA. (See instructions.)

B ☐ ◄ Check here if this is an amended registration statement.

C Check the appropriate box if filing under: ☐ Form 5558 ☐ Automatic extension
☐ Special extension (enter description) _____

PART II	Basic Plan Information - enter all requested information

1a Name of plan Millington Bank Savings Plan

1b Plan Number (PN) ▬

Plan Sponsor Information

2a Plan sponsor's name
Millington Bank

2b Employer Identification Number (EIN)
22-1118190

2c Trade name (if different from plan sponsor name)

2d Plan sponsor's phone number
(908)458-4044

2e In care of name

2f Mailing address (room, apt., suite no. and street, or P.O. box)
1902 Long Hill Road

2g City
Millington

2h State
NJ

2i ZIP code
07946

2j Foreign province (or state)

2k Foreign country

2l Foreign postal code

Plan Administrator Information

3a Plan administrator's name (if other than plan sponsor)
Same

3b Employer Identification Number (EIN)

3c In care of name

3d Plan administrator's phone number

3e Mailing address (room, apt., suite no. and street, or P.O. box)

3f City

3g State

3h ZIP code

3i Foreign province (or state)

3j Foreign country

3k Foreign postal code

4 If the name or EIN of the **plan administrator** has changed since the last return filed for this plan, enter the name and EIN from the last filed return:
Plan administrator's name

EIN

5 If the name or EIN of the **plan sponsor** has changed since the last return filed for this plan, enter the name, EIN, and plan number from that return:
Plan sponsor's name

EIN

Plan Number (PN)

6a Participants who separated with a deferred vested benefit required to be reported on this Form 8955-SSA . . . . | **6a** | 2

b Participants who separated with a deferred vested benefit voluntarily reported on this Form 8955-SSA
in the same year as the separation occurred . . . . | **6b** | 0

7 Total number of participants reported on lines 6a and 6b . . . . | **7** | 2

8 Did the plan administrator provide an individual statement to each participant required to receive a statement? . . . . ☒ Yes ☐ No

Under penalties of perjury, I declare that I have examined this statement, and to the best of my knowledge and belief, it is true, correct, and complete.

Sign Here ▶	Signature of plan sponsor	Date signed	Signature of plan administrator	Date signed




Page 2 of 2 Page 2.1

Form **8955-SSA** (2018)

Name of plan Millington Bank Savings Plan	Plan Number 002	EIN 22-1118190

PART III Participant Information - enter all requested information

9 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits who:

Code A — has not previously been reported.
Code B — has previously been reported under the above plan number, but whose previously reported information requires revisions.
Code C — has previously been reported under another plan, but who will be receiving benefits from the plan listed above instead.
Code D — has previously been reported under the above plan number, but whose benefits have been paid out or who is no longer entitled to those deferred vested benefits.

Use with entry code "A", "B", "C", or "D"						Use with entry code "A" or "B"				Entry code "C" only	
(a) Entry Code	(b) Social Security Number (or FOREIGN)	(c) Name of Participant (See instructions.)				Enter code for nature and form of benefit		Amount of vested benefit		(h) Previous sponsor's EIN	(i) Previous plan number
		First name	M.I.	Last name	✓	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan — periodic payment	(g) Defined contribution plan — total value of account		
A	[redacted]	[redacted]		[redacted]		[redacted]	[redacted]		27,787		
A	[redacted]	[redacted]		[redacted]		[redacted]	[redacted]		54,622		
D	[redacted]	[redacted]		[redacted]							
D	[redacted]	[redacted]		[redacted]							
D	[redacted]	[redacted]		[redacted]							
D	[redacted]	[redacted]		[redacted]							





Form **8955-SSA** (2018)

Schedule C Attachment for Line Item 3(e)

Plan Name   **G34192 MILLINGTON BANK SAVINGS PLAN**

Plan Number   **001**   **Plan Year End**   **12/31/2018**

EIN   **22-1118190**

Revenue Sharing Formula:

The investment options of the Plan include various portfolios within an AUL separate account. The separate account in turn invests in investment portfolios of certain open-end management investment companies. AUL receives indirect compensation from these investment companies for the services provided by AUL.

The compensation received by AUL is computed by each investment company by multiplying the daily account balance of the AUL separate account's interest in a particular portfolio by a predetermined percentage rate negotiated with the investment company. This indirect compensation is not charged to the plan or participants accounts but is paid directly by the investment company.

The investment company, the underlying investment portfolio, and the annual compensation percentages are shown below.

Investment Company	Investment Portfolio	Annual Percentage
ALLIANZ	AllianzGI NFJ SmCap Val Adm	0.25
AMERICAN CENTURY	AmerCent Heritage A	0.60
AMERICAN CENTURY	AmerCent Infl-Adj Bond A	0.50
AMERICAN CENTURY	AmerCent RealEstate Inv	0.35
AMERICAN CENTURY	AmerCent Vista A	0.60
AMERICAN CENTURY	AmerCent Vista Inv	0.35
AMERICAN CENTURY	AmerCent Eqty Inc Inv	0.35
AMERICAN CENTURY	AmerCent RealEstate A	0.60
AMERICAN CENTURY	AmerCent SmCap Val Inv	0.35
AMERICAN FUNDS	AmerFds Washington Mutual R4	0.35
DEUTSCHE	DWS Real Estate Secs S	0.25
FIDELITY	Fidelity Adv Total Bond I	0.25
FIDELITY	Fidelity Adv Smcap M	0.75
FRANKLIN/TEMPLETON	Templeton Grth R	0.65
FRANKLIN/TEMPLETON	Templeton Grth A	0.40
GOLDMAN SACHS	GoldmanSachs SmCapVal Inst	0.10
INVESCO	Invesco MidCap Core Eqty A	0.50
LORD ABBETT	Lord Abbett MidCap Stock P	0.60
LORD ABBETT	Lord Abbett SmCap Blend P	0.60
NEUBERGER BERMAN	NeubergerBer LgCap Val Adv	0.60
OPPENHEIMER	OPPENHEIMER GLOBAL R	0.60

Investment Company	Investment Portfolio	Annual Percentage
OPPENHEIMER	Oppenheimer Global A	0.50
PARNASSUS	Parnassus MidCap NL	0.25
PIMCO	PIMCO High Yield Adm	0.25
PIONEER	Pioneer Sel Mid Cap Grth VCT I	0.25
PRUDENTIAL	PGIM QMA MidCap Val Z	0.25
RUSSELL	Russell LP Grth Strat R5	0.70
RUSSELL	Russell LP Balanced R5	0.70
RUSSELL	Russell LP Consv R5	0.70
RUSSELL	Russell LP Eqty Grth Strat R5	0.70
RUSSELL	Russell LP Mod R5	0.70
RUSSELL	Russell LP Balanced R1	0.20
RUSSELL	Russell LP Consv R1	0.20
RUSSELL	Russell L.P. EqtyGrthStrat R1	0.20
RUSSELL	Russell LP Grth Strat R1	0.20
RUSSELL	Russell LP Mod R1	0.20
STATE STREET GLOBAL	State St S&P 500 Indx Cl F	0.22
STATE STREET GLOBAL	State St Russll SmCap Idx Cl I	0.62
STATE STREET GLOBAL	State St S&P Mid 400 Idx Cl A	0.62
STATE STREET GLOBAL	State St Intl Indx Cl I	0.60
T. ROWE PRICE	TRowePrice Grth Stock R	0.65
T. ROWE PRICE	TRowePrice Grth Stock Adv	0.40
TIAA-CREF	TIAA-CREF Lifecycle Idx 2010 R	0.25
TIAA-CREF	TIAA-CREF Lifecycle Idx 2015 R	0.25
TIAA-CREF	TIAA-CREF Lifecycle Idx 2020 R	0.25
TIAA-CREF	TIAA-CREF Lifecycle Idx 2025 R	0.25
TIAA-CREF	TIAA-CREF Lifecycle Idx 2030 R	0.25
TIAA-CREF	TIAA-CREF Lifecycle Idx 2035 R	0.25
TIAA-CREF	TIAA-CREF Lifecycle Idx 2040 R	0.25
TIAA-CREF	TIAA-CREF Lifecycle Idx 2045 R	0.25
TIAA-CREF	TIAA-CREF Lifecycle Idx 2050 R	0.25
TIAA-CREF	TIAA-CREF Lifecycle Idx 2055 R	0.25

Plan Type   1 401PS